Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

POLL RESULTS OF

THE ANNUAL GENERAL MEETING HELD ON MAY 29, 2025

Reference is made to the circular (the “Circular”) of OneConnect Financial Technology Co., Ltd. (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) dated April 24, 2025. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board of directors (the “Board”) of the Company is pleased to announce that the AGM was held on May 29, 2025 at 21F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, the PRC. All the proposed resolutions as set out in the Notice were taken by way of poll.

As of the Share Record Date, the total number of issued Shares was 1,169,980,653 Shares (including 77,131,997 Shares held on trust for grantees under the stock incentive plan of the Company by Computershare Hong Kong Trustees Limited).

Computershare Hong Kong Trustees Limited, which held 77,131,997 Shares (representing approximately 6.59% of the issued share capital of the Company) as of the Share Record Date, had abstained from voting at the AGM in accordance with the trust deed and pursuant to Rule 17.05A of the Listing Rules. Accordingly, Shareholders holding 1,092,848,656 Shares were entitled to attend and vote for or against the proposed resolutions at the AGM.

None of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

In accordance with the provisions of the Listing Rules, voting on the resolution at the AGM was conducted by way of poll in accordance with the requirements of the articles of association of the Company. The poll results in respect of all the resolutions proposed at the AGM were as follows:

Ordinary Resolutions		Number of Votes Cast and Percentage (%)
		For	Against
1.	To receive and adopt the audited consolidated financial statements and the reports of the directors of the Company (the “Directors”) and auditor for the year ended December 31, 2024.	877,237,440 (99.9%)	479,640 (0.1%)
2.	(i) To re-elect Mr. Chen Dangyang as an executive Director.	876,602,640 (99.9%)	720,660 (0.1%)
	(ii) To re-elect Ms. Xin Fu as a non-executive Director.	876,649,050 (99.9%)	673,350 (0.1%)
	(iii) To re-elect Mr. Wenwei Dou as a non-executive Director.	850,323,033 (96.9%)	26,999,367 (3.1%)
	(iv) To re-elect Dr. Yaolin Zhang as an independent non-executive Director.	876,492,360 (99.9%)	830,040 (0.1%)
	(v) To re-elect Mr. Tianruo Pu as an independent non-executive Director.	876,490,860 (99.9%)	818,640 (0.1%)
	(vi) To authorize the board (the “Board”) of Directors to fix the remuneration of the Directors.	876,963,960 (99.9%)	754,920 (0.1%)
3.	To re-appoint PricewaterhouseCoopers as auditor and to authorize the Board to fix its remuneration.	877,496,340 (99.97%)	233,760 (0.03%)

The Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM. Save for Ms. Wenjun Wang, all directors of the Company attended the AGM by electronic means.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chen Dangyang
Chairman of the Board and Chief Executive Officer

Hong Kong, May 29, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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